[Letterhead of The St. Joe Company]

Direct Dial: 904-301-4481
Direct Fax: 904-301-4681
E-Mail: jconnolly@joe.com
June 24, 2008
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Fax: 202-772-9209
Attention:   Kevin Woody and Jennifer Monick

Re:	The St. Joe Company
Form 10-K for Year Ended December 31, 2007
Filed February 25, 2008
SEC File No. 1-10466
Dear Mr. Woody:
This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated June 12, 2008, from you to William S. McCalmont, the Chief Financial Officer of The St. Joe Company (the “Company”). For ease of reference, we have reproduced below the full text of the staff’s comment, which is followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Pension Plan, page 28
1.	We note management’s use of independent third parties in various estimation processes, including pension plan accounting. Please provide us with management’s analysis supporting a conclusion that these independent third parties are not experts. Alternatively, please name the third parties and provide the appropriate consents.
As stated on page 28 of our Form 10-K, we engage a third-party actuary to assist us in the calculation of benefit obligations and income under our pension plan. While the actuary provides assistance in this process by suggesting various assumptions and performing actuarial

Securities and Exchange Commission
June 24, 2008

calculations, the work of the actuary and the assumptions used in its calculations are reviewed, discussed and approved by management. By referring to the actuary’s role as providing “assistance” to management, we were attempting to convey that management utilizes appropriate resources, but retains full responsibility for the Company’s financial statements. Further, we did not quote or summarize any portion of the actuary’s report in our Form 10-K, nor did we state that the actuary “reviewed or passed upon” any information in our Form 10-K. For these reasons, we did not believe that the actuary was an expert for purposes of federal securities laws. In response to your comment, however, we will remove the reference to the actuary in future filings.
Exhibits 31.1 and 31.2
2.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) and you have removed “(or persons performing the equivalent functions)” from paragraph 5. Please revise your certifications in future fillings to comply with the Exchange Act Rules.
We will revise the certifications in our future annual and quarterly reports in accordance with your comment.
At your request, the Company also hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact me at your convenience at 904-301-4481.
Sincerely,
/s/ Janna L. Connolly
Janna L. Connolly
Chief Accounting Officer

cc:	Wm. Britton Greene, President and Chief Executive Officer
William S. McCalmont, Chief Financial Officer
Christine M. Marx, General Counsel and Corporate Secretary